[DAVIS POLK & WARDWELL LETTERHEAD]

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Millea Holdings, Inc.

February 7, 2007

Ms. Cecilia D. Blye

Chief, Office of Global Securities Risk

Securities and Exchange Commission

450 Fifth Street N.W.

Judiciary Plaza

Washington, D.C. 20549

United States of America

Re:	Millea Holdings, Inc. Form 20-F for the Fiscal Year Ended March 31, 2006 Filed September 27, 2006 File No. 0-31376

Dear Ms. Blye:

Thank you very much for your letter dated December 29, 2006, setting forth comments of the staff of the Office of Global Security Risk (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F for the fiscal year ended March 31, 2006 (the “2006 Form 20-F”) of Millea Holdings, Inc. (together with its direct and indirect subsidiaries, the “Company”).

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company requests that portions of the description of the Company’s current business related to Iran not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A. Section 552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Commission and in compliance with the procedures outlined in the Staff’s

2007.02.07.1

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Millea Holdings, Inc.

Current Issues and Rulemaking Projects, Quarterly Update, Division of Corporation Finance (June 30, 2001), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Commission’s EDGAR system.

The Company’s responses to the Staff’s comments on the 2006 Form 20-F are set forth below, numbered 1 through 4. To facilitate the Staff’s review, we have reproduced the questions from your comment letter in boldface text. The Company’s responses follow after each comment, but the Company’s responses to the Staff’s comments 2 and 3 are combined into a single answer.

General

1. We note the disclosure on page 38 regarding Tokio Marine & Nichido’s representative office in Iran, a country identified by the U.S. as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. You state that the representative office is precluded by law from conducting any insurance business in Iran, and functions only as a clearinghouse for information of interest to your clients with an interest in Iran. Please provide us with a fuller description of the Iranian representative office and its functions, including the types of information the office gathers and sources of the information.

You also discuss on page 38 the amount of premiums “involving Iran” Tokio Marine & Nichido wrote during fiscal 2006. Please describe for us the types of insurance policies Tokio Marine & Nichido issues that involve Iran, including the types of Iran-related operations and activities with respect to which the company issues policies and whether the company insures Iranian businesses or persons.

Provide us with reasonably detailed additional information that will help us to understand the nature and extent of your past, current, and anticipated contacts with Iran, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any agreements, commercial arrangements or other contacts with the Iranian government or entities controlled by that government.

Although the Company has listed a representative office in Iran since 1976, that office is no longer active and was never used to conduct the Company’s business related to Iran. As a result of an extended period of inactivity by the Company’s representative office in Iran, in the near future the Company intends to abolish such representative office. The Company’s representative office in Iran was never registered with local authorities in Iran, but was registered with the Ministry of Finance of Japan in 1976. The Company intends to apply to the Financial Services Agency of Japan to withdraw this Japanese registration.

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FOIA Confidential Treatment Request

Pursuant to Rule 83 by Millea Holdings, Inc.

The representative office was not what would normally be thought of as a representative office. Instead the Company’s representative office comprised a relationship between the Company and [** Redacted **] for the purpose of gathering information relating to the Iranian insurance market. The Company does not lease or own any assets in Iran. The Company has not had any employees assigned to its representative office in Iran since 1979. Furthermore, for the past two years, the Company has had no active communication with and has not paid any fees to [** Redacted **].

Rather than being conducted through the Company’s representative office in Iran, the Company’s contacts with Iran and operations related to Iran are conducted outside of Iran by Tokio Marine & Nichido Fire Insurance Co., Ltd. and one of its subsidiaries at the Tokyo headquarters and in London. The Company’s employee representative in Dubai also acts as a representative for the Company with respect to contacts with Iran and Kuwait. However, such Dubai representative has had only nominal involvement in the Company’s current and past contacts with Iran, and has not visited Iran since April 2005.

The Company’s contacts with Iran consist of very limited underwriting of reinsurance policies by Tokio Marine & Nichido Fire Insurance Co., Ltd. and one of its subsidiaries. The Company generally only underwrites a minority portion of each of these reinsurance policies. Most of the reinsurance policies are arranged by London-based insurance brokers, except for two reinsurance policies arranged by the Dubai branch of an Iranian government-controlled insurance company. The ceding insurance companies for the reinsurance policies are Iranian insurance companies, some of which are controlled by the Iranian government. The aggregate financial data related to these reinsurance policies is presented in the answers to other questions below. The Company participates in certain reinsurance policies for the purpose of servicing the worldwide insurance needs of clients such as Japanese plant engineering companies and trading firms. In addition to these reinsurance policies related to Japanese clients, as an international reinsurer the Company also participates in reinsurance of risks located in Iran for which the insured party on the underlying policy is an Iranian entity. These reinsurance arrangements are described in subsequent paragraphs. The Company also underwrites reinsurance of umbrella insurance policies and participates in reinsurance pools and that are global in scope, but for which the Company cannot confirm whether such reinsurance arrangements result in indirect contacts with Iran.

From April 1, 2003 through December 31, 2006, acting mostly through London-based insurance brokers, the Company, through its Tokio Marine & Nichido Fire Insurance Co., Ltd. subsidiary, has reinsured portions of policies underwritten by Iranian insurance companies relating to local construction sites in Iran and Iran-based operations of Japan-headquartered plant engineering companies and trading firms. The insured parties on the underlying policies covered by these reinsurance policies are generally non-Iranian entities. However, for certain projects an Iranian government-owned or Iranian government-controlled project owner or project participant is a co-insured party.

2007.02.07.3

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Millea Holdings, Inc.

These policies included minority participations in reinsurance of (1) cargo insurance for plant construction material shipped to construction sites, (2) commercial general liability insurance, a basic liability insurance coverage for business owners, and (3) contractors’ all risks insurance coverage for property damage and third party liability relating to construction work. For example, the Company participated in the reinsurance for a Japanese-led consortium’s design and construction of a gas refinery plant of [** Redacted **], an affiliate of the [** Redacted **] at the Iranian government-sponsored [** Redacted **] in [** Redacted **], Iran. For these reinsurance policies, premiums are collected from ceding companies by insurance brokers. In most cases, the Company settles claims with Iranian ceding companies, some of which are owned or controlled by the Iranian government.

In addition to the Company’s reinsurance of the operations in Iran of Japanese clients described above, from April 1, 2003 through December 31, 2006, acting mostly through London-based insurance brokers, the Company, through Tokio Marine & Nichido Fire Insurance Co., Ltd. and one of its subsidiaries, has reinsured portions of other policies underwritten by Iranian insurance companies, some of which are Iranian government-controlled entities. These additional reinsurance policies are a part of the Company’s international reinsurance business and are generally unrelated to the Company’s Japanese clients. Such reinsurance has included minority participations in:

(a)	construction erection insurance for:

(i)	petrochemical plants for the [** Redacted **],

(ii)	the [** Redacted **], likely a subsidiary of the [** Redacted **],

(iii)	the [** Redacted **],

(iv)	the [** Redacted **]; and

(v)	the [** Redacted **];

(b)	fire and perils insurance for [** Redacted **]; and

(c)	aviation hull and liabilities insurance policy for aircraft owned by [** Redacted **].

For each of the underlying insurance policies described in the preceding paragraph, the Company believes that the insured party is an entity controlled by the Iranian government or is known or assumed to be an affiliate of an entity controlled by the Iranian government. For these reinsurance policies, premiums are generally collected from ceding companies by insurance brokers. In most cases, the Company settles claims with Iranian ceding companies, some of which are owned or controlled by the Iranian government.

Other than as described in the preceding paragraph, in the past 4 years the Company has not entered into any agreements, commercial arrangements or other

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FOIA Confidential Treatment Request

Pursuant to Rule 83 by Millea Holdings, Inc.

contracts with the Iranian government or entities controlled by the Iranian government and the Company has not been involved in any public or private investments in Iranian interests.

2. Please discuss the materiality of the activities and other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities for the last three complete fiscal years and any fractional period thereafter. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

3. We note the disclosure on page 38 regarding your determination as to the materiality of the Iran-related activity discussed on page 38. Please discuss for us the factors you considered in determining the qualitative materiality of the activity, and your analysis of those factors.

The following table shows the requested financial data related to the Company’s insurance business related to Iran.

US Dollars (or the equivalent thereof)	As of or for the fiscal year ended March 31,			As of or for the nine months ended December 31,
	2004	2005	2006	2006
Premium Revenues	$1,875,348	$980,204	$1,858,449	$935,744
Assets	$1,800	$321,464	$299,917	$338,277
Liabilities	$209,868	$244,046	$271,968	$352,831

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FOIA Confidential Treatment Request

Pursuant to Rule 83 by Millea Holdings, Inc.

In response to the Staff’s comments, the Company has considered materiality in this letter based on quantitative factors as well as qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

In quantitative terms, the Company believes that its contacts with Iran, individually and in the aggregate, are not material. Note that the Company’s premium revenues involving Iran in each of the fiscal years ended March 31, 2006, March 31, 2005 and March 31, 2004 were less than $2 million, and represented approximately 1 ten thousandth (0.01%) of the Company’s total property and casualty net premiums written in each respective year, as shown in the financial statements for each period in the Company’s annual reports on Form 20-F. As of each of March 31, 2006, March 31, 2005 and March 31, 2004, the value of total assets connected to Iran was less than $400,000 and represented less than 2 ten thousandths (0.02%) of the Company’s premiums receivable and agent’s balances, as shown in the financial statements for each period in the Company’s annual reports on Form 20-F. As of each of March 31, 2006, March 31, 2005 and March 31, 2004, the value of total liabilities connected to Iran was less than $400,000 and represented less than 3 hundred thousandth (0.003%) of the Company’s losses, claims and loss adjustment expenses, as shown in the financial statements for each period in the Company’s annual reports on Form 20-F. These contacts have made no material contribution to the Company’s results of operations or financial condition and are not expected to have any material impact in subsequent periods.

Further, the Company does not believe that any of its other past or current contacts with Iran would be qualitatively material to a reasonable investor making an investment decision about its shares. The Company believes that in light of the de minimis size and nature of these contacts, such contacts do not constitute a material investment risk for holders of the Company’s securities. The Company believes that any reasonable investor would expect an insurance company like the Company to have reinsurance relationships throughout the countries of the world in which clients of the Company maintain commercial relations, to underwrite reinsurance policies related to the commercial activities of such clients for damage to property and liability related to projects in such countries, and in the course of conducting the Company’s insurance business, to have reinsurance policies outstanding with respect to property and commercial activity in any number of countries abroad. To the extent Iran is among the countries in which the Company has these customary insurance relationships with its clients, the Company does not believe a reasonable investor would consider this material in making an investment decision about the Company’s shares.

The Company is aware of the legislation referred to by the Staff that has been adopted by certain states permitting or requiring divestment from, or reporting of interests in, companies that do business with certain U.S.-designated state sponsors of terrorism, or specifically with Iran.

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FOIA Confidential Treatment Request

Pursuant to Rule 83 by Millea Holdings, Inc.

In particular, we note that the Company has disclosed the extent of and details regarding its operations related to Iran in its 2006 Form 20-F such that its shareholders, financial analysts who cover the Company and the market in general are aware of the Company’s operations related to Iran. Accordingly, the potential impact of the Company’s ties to Iran upon the Company’s reputation and, correspondingly, upon the share value of the Company, should already be reflected in the trading value of the Company’s securities.

4. Your qualitative materiality analysis also should address whether, and the extent to which, the Iranian government or entities controlled by the Iranian government have received cash or acted as intermediaries in connection with your operations.

Since April 1, 2003, in several cases, Iranian government-controlled ceding companies have received cash payments to settle claims. In connection with the Company’s operations related to Iran, Iranian government-controlled entities have acted as ceding companies and in a limited number of cases as a reinsurance broker.

The following table shows the claims paid by the Company to Iranian government-controlled insurance companies. This table assumes that all claims paid by the Company in connection with its business related to Iran are paid to Iranian government-controlled insurance companies. However, in fact, the indicated amounts paid also include claims paid to entities that are not controlled by the Iranian government. Thus the table below overstates the cash paid by Millea to the government of Iran.

US Dollars (or the equivalent thereof)	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2004	2005	2006	2006
Claims Paid	$41,487	$48,242	$78,289	$65,714

The Company believes that, in light of the de minimis size and nature of payments to Iranian government-controlled insurance companies to settle reinsurance claims, individually and in the aggregate such payments are not material. Reinsurance claim settlement payments represent compensation for losses under reinsurance policies. No logical connection can be made between these de minimis claim settlement payments and any military or specific non-insurance functions of the Iranian government. Such payments could not contribute materially to the ability of Iran to acquire or develop weapons or related technologies, and the Company has neither knowledge nor notice of any such military use of its claim payments. Therefore, Section 5(b) of the Iran Sanctions Act of 1996, as amended, would not apply to the Company’s past or present contacts with Iran.

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FOIA Confidential Treatment Request

Pursuant to Rule 83 by Millea Holdings, Inc.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2006 Form 20-F. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the 2006 Form 20-F and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

We hope that you find this letter responsive to the Staff’s comments. Please do not hesitate to contact me (Tel.: 011-81-3-5561-4566; Fax: 011-81-3-5561-4425; E-mail: eugene.gregor@dpw.com) with any questions you may have with respect to this letter. Alternatively, please feel free to contact Mr. Katsumi Suetsugu of the Company (Tel.: 011-81-3-6212-3597; Fax: 011-81-3-6212-3712).

Very truly yours,

/s/ Eugene C. Gregor
Eugene C. Gregor

cc:	Mr. Katsumi Suetsugu

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